7000 Cardinal Place
Dublin,OH 43017
www.cardinalhealth.com

FOR IMMEDIATE RELEASE

Contacts:
Media: Troy Kirkpatrick	Investors: Bob Reflogal
(614) 757-6225	(614) 757-7542
troy.kirkpatrick@cardinal.com	bob.reflogal@cardinal.com

CARDINAL HEALTH COMPLETES SUBSEQUENT TENDER OFFER
FOR VIASYS HEALTHCARE

Approximately 88 percent of VIASYS common stock tendered,
acquisition will be completed shortly

DUBLIN, Ohio, June 28, 2007 — Cardinal Health, a global provider of products and services that improve the safety and productivity of health care, today announced it has completed its tender offer for VIASYS Healthcare, and the acquisition will be completed shortly.

Through the initial tender offer that expired at midnight EDT on June 20 and the subsequent tender offer that expired at 6 p.m. EDT on June 27, a total of approximately 29.3 million shares of VIASYS common stock were tendered for $42.75 per share, which represents approximately 88 percent of all outstanding shares. Cardinal Health will complete the acquisition of VIASYS by means of a merger, where each remaining share will be converted into the right to receive $42.75 per share, in cash, without interest. As a result of the merger, VIASYS will become a wholly owned subsidiary of Cardinal Health. Cardinal Health expects to complete the merger shortly, pursuant to a short-form merger procedure available under Delaware law.

The acquisition of VIASYS expands Cardinal Health’s clinical and medical product offerings for global, acute-care customers and, will establish the company as a leader in the more than $4 billion respiratory care market. The business will be integrated into Cardinal Health’s Medical Products Manufacturing segment.

About Cardinal Health
Headquartered in Dublin, Ohio, Cardinal Health, Inc. (NYSE: CAH) is an $80 billion, global company serving the health-care industry with products and services that help hospitals, physician offices and pharmacies reduce costs, improve safety, productivity and profitability, and deliver better care to patients. With a focus on making supply chains more efficient, reducing hospital-acquired infections and breaking the cycle of harmful medication errors, Cardinal Health develops market-leading technologies, including Alaris® IV pumps, Pyxis® automated dispensing systems, MedMined® data mining surveillance and the CareFusion® patient identification system. The company also manufactures medical and surgical products and is one of the largest distributors of

- more -

Cardinal Health Completes Acquisition of VIASYS Healthcare

pharmaceuticals and medical supplies worldwide. Ranked No. 19 on the Fortune 500 and No. 1 in its sector on Fortune's ranking of Most Admired firms, Cardinal Health employs more than 40,000 people on five continents. More information about the company may be found at www.cardinalhealth.com.

# # #

Cautions Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's Form 10-K, Form 10-Q and Form 8-K reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the following: successful integration of the companies; the ability to achieve synergies from the transaction; competitive pressures in its various lines of business; the loss of one or more key customer or supplier relationships or changes to the terms of those relationships; changes in the distribution patterns or reimbursement rates for health-care products and/or services; the results, consequences, effects or timing of any inquiry or investigation by any regulatory authority or any legal and administrative proceedings, or settlement discussions with regulatory authorities or plaintiffs in any action against the company; uncertainties related to finalizing the pending settlement of class-action securities litigation, including obtaining court approval of the settlement; and general economic and market conditions. Except to the extent required by applicable law, Cardinal Health undertakes no obligation to update or revise any forward-looking statement.